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                                                                 EXHIBIT (a)(11)


FOR IMMEDIATE RELEASE:

Contact:
Bob Marese
212-929-5500
MacKenzie Partners, Inc.


                    GKN COMMENCES TENDER OFFER FOR INTERLAKE

NEW YORK, DECEMBER 10, 1998 - GKN plc (LSE: GKN) today announced that, in accordance with the previously announced merger agreement, GKN North America Manufacturing Inc., a GKN Company, today commenced a fully financed tender offer for all the common shares of The Interlake Corporation (NYSE: IK) at $7.25 per share and all the Series A preferred shares at a purchase price of $1,980.87 per share (representing an amount equal to $7.25 per underlying common share). First Chicago Equity Corporation, the holder of 31,500 Series A preferred shares (approximately 24% of fully diluted shares) has consented to the offer and the merger and has advised GKN that it intends to tender all of its holdings into the offer.

The offer will expire at 12:00 midnight, New York City time, on Friday, January 8, 1999, unless the offer is extended. The offer is subject to the expiration or termination of applicable regulatory waiting periods and certain other customary conditions that are described in an Offer to Purchase being mailed to all shareholders of The Interlake Corporation.

IBJ Schroder Bank & Trust Company will act as depositary for the tender, MacKenzie Partners, Inc. will act as information agent and Warburg Dillon Read LLC will act as dealer manager. Contact GKN Corporate Communications.




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